SkillSoniq, Inc.

20 River Court, Suite 2004

Jersey City, NJ 07310

https://skillsoniq.com/

ANNUAL REPORT

This Annual Report is dated January 1, 2021.

BUSINESS

SkillSoniq is an AI-Powered recruiting Web App that helps companies hire skilled, local "contract to hire" freelancers quickly. On SkillSoniq.com, companies post jobs, receive top 50 matches through proprietary algorithms, and can hire freelancers within a few days. They are then able to view timesheets of freelancers, give feedback and change project details, all from the SkillSoniq app. Clients who hire freelancers are invoiced every week based on hours submitted by their freelancers the previous week. From the weekly payments received by freelancers, SkillSoniq keeps a 10% commission. While working with freelancers, companies get the option to end the project, extend the project or convert freelancers to their payroll for a maximum buyout fee of 10% of the first year's gross salary. The buyout fee is pro-rated for the length of time already worked with the freelancer.

SkillSoniq is extremely easy to use for job-seekers. Job-seekers upload their resume and submit their profile on SkillSoniq in under 10 minutes. Once they are approved on the app, they sit back while SkillSoniq uses proprietary algorithms to apply for the most relevant jobs on their behalf. Job-seekers then receive interview offers, and get placed on projects on a freelance basis. While on a project, freelancers complete weekly timesheets and get paid according to the hours worked every week. They also have the option of getting "bought out" or converted to their client's payroll based on performance.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

SkillSoniq is a recruiting app that connects companies with freelancers when and where they want, at highly affordable rates, with the option to convert freelancers to the payroll.

In 5 years, we hope that companies in the US and across major cities in the world will be able to hire freelance talent on SkillSoniq within seconds without even interviewing them, and be able to convert the best freelancers to their payroll very easily. We hope that companies will be able to hire talent on SkillSoniq with the click of a button or through voice-enabled devices like Amazon Echo by simply saying "Alexa, get me a digital marketer", and being able to work with a digital marketer within seconds. We are already placing freelancers within 5 business days, our matching algo is getting better with time and we are on track to win in freelance heavy cities and countries across the world.

Milestones:

1. SkillSoniq Inc. was incorporated in the State of Delaware on 28th Oct, 2016.

2. Since then, we have:

a. Grossed over $350,000 in revenues in the first full year of launch, with no spend on Ads

b. Got 10,000+ Freelancers and 300+ Companies signed up on our app - No money spent on Google and Social Media Ads!

c. High Profile Board of Advisors: CXO of Billion Dollar Companies, MD of Techstars, Experienced Venture Capitalist, Successful Entrepreneurs

d. Total addressable market in the US is estimated at $30B in net revenue a year, with most recent growth at 20% a year. International growth rates recently averaged 50% a yr in the UK, Pakistan and Brazil.

e. Our clients obsess over our platform and use us repeatedly. Google Rating of 4.9/5.0 and TrustPilot rating of 4.6/5.0

f. Global workforce is rapidly shifting towards freelancing - 1 in 3 US workers currently freelances. Soon, we believe 1 in 2 US workers will freelance!

Historical Results of Operations:

Revenues. For the period ended December 31, 2019, the Company had gross revenues of $367,297 compared to the year ended December 31, 2018, when the Company had gross revenues of $5,882 (all of it in Q4 2018).

Cost of Sales. Our cost of sales in 2018 was $6,366, and our cost of sales in 2019 went up by $313,730.62 to $320,096.6. Our cost of sales increased in 2019 because we launched our services in the market in Q4 2018 and 2019 represented our first full year of operations. Cost of sales consists of the payments made to freelancers, as well as sales commissions and background checks conducted for freelancers placed on the app.

Gross Margin. Our gross margin was roughly 13% in fiscal year 2019, compared to 0% in 2018. Our Gross Margin in 2018 was 0% because we paid more to freelancers than what we received in gross revenue from clients.

Expenses. The Company's expenses consist of, among other things, Marketing expenses, Sales related expenses, Operational expense, tech-related expense and financial expense. Expenses in 2019 increased $28,217 from 2018. Approximately

$16,000 of this increase was due to a full year's worth of compensation paid to a fullstack developer, who started working with the company in mid-2018.

Assets. As of December 31, 2019, the Company had total assets of $18,743, including $18,250 in cash. As of December 31, 2018, the Company had $3,189 in total assets, including $1,769 in cash. Total Assets in 2019 increased by $15,554 from 2018 because we officially launched our services in the market towards the end of 2018, resulting in more clients, revenues and cash in 2019.

Net Loss. The Company has had net losses of $612.91 and net losses of $20,079.93 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively. Our Net Losses reduced drastically in 2019 because we officially launched our services towards the end of 2018/early 2019 and started earning revenues in 2019.

Current Liabilities. The Company's current liabilities totaled $6,228.40 for the fiscal year ended December 31, 2019 and $1,461.78 for the fiscal year ended December 31, 2018. Current Liabilities consists of short term credit card and payment due to be made to freelancers. Current liabilities increased by 326% mainly because of higher marketing and operational expense that was paid for with a credit card towards the end of 2019.

Long term Liabilities. The Company's long-term liabilities totaled $67,994 for the fiscal year ended December 31, 2019 and $56,594 for the fiscal year ended December 31, 2018. Long term Liabilities consists of a series of shareholder loans made by the founder, Abhinav Verma. It increased by $11,400 in 2019 because of a series of shareholder loans made by the founder, Abhinav Verma, to SkillSoniq for operational expenses from Jan 2019 till July 2019, totaling $11,400.

2019 was the first full year of the official launch for SkillSoniq and we are extremely proud of the revenues we were able to generate this year. Paid Client sign ups and Revenues earned in 2019 are a testament to the quality of our product, service, and just how much customers are loving using the SkillSoniq recruiting app.

Historical results and cash flows:

SkillSoniq Inc. cash in hand is $18,250, as of December 31, 2019 (vs. $1,770 in 2018). Over the last three months of 2019, Gross Revenues have averaged $42,874/month, Net Revenues have averaged $4,287/month and cost of goods sold has averaged $40,714/month. Our Gross Margins (Gross Profit / Gross Revenue) have been roughly 13% in 2019 (vs 0% in 2018) and in 2019, we had a Net Loss of $613 (vs. Net Loss of $20,080 in 2018). Our intent is to invest heavily in our growth in 2020 and beyond. This may come at the cost of being less profitable initially.

We plan to continue growing our Gross Revenues in 2021 and beyond, and anticipate our gross margins to be similar to 14%. In the next few years, our tech and R&D expense may increase as we plan to invest heavily in protecting our IP and investing more in making our tech marketplace more robust.

Liquidity and Capital Resources

SkillSoniq Inc. cash in hand is $18,250, as of December 31, 2019 (vs. $1,770 in 2018). As of December 31, 2019, the company had outstanding long-term debt of $67,994 (vs. Outstanding Long Term Debt of $56,594 in 2018). The company has a revolving line of unsecured credit from Capital One Bank for roughly $16,000, out of which $3,388 was outstanding as of December 31, 2019.

Debt

Creditor: Abhinav Verma (Founder)
Amount Owed: $67,994.00
Interest Rate: 0.0%
Maturity Date: July 01, 2029

Creditor: Capital One Bank
Amount Owed: $3,387.50
Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Abhinav Verma

Abhinav Verma's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Partnerships Lead and President
Dates of Service: July 15, 2020 - Present
Responsibilities: Abby currently helps develop partnerships at SkillSoniq. Abhinav does not get paid a salary by SkillSoniq and currently owns 12M
common shares in SkillSoniq.

Position: Founder & Director on the Board
Dates of Service: October 28, 2016 - Present
Responsibilities: Abhinav currently helps to develop partnerships at SkillSoniq.
Abhinav does not get a salary from SkillSoniq and currently owns 12M common

shares in SkillSoniq.

Other business experience in the past three years:

Employer: EXL Services
Title: Senior Consultant
Dates of Service: November 14, 2014 - January 08, 2020
Responsibilities: Consult Financial Services Clients on executing process and cost transformation projects.

Name: Chaitanya Agrawal

Chaitanya Agrawal's current primary role is with American Structurepoint. Chaitanya Agrawal currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Independent Director
Dates of Service: June 01, 2020 - Present
Responsibilities: Oversee management of the company and representative of shareholders. No equity has been issued by SkillSoniq to Chaitanya and no salary will be paid to Chaitanya by SkillSoniq.

Other business experience in the past three years:

Employer: American Structurepoint
Title: Staff Engineer
Dates of Service: August 12, 2019 - Present
Responsibilities: Developed plans, schedules and phases of assigned project work. Conducted field investigations, laboratory testing, and evaluation of respective data. Made design recommendations, adaptations and modifications

Other business experience in the past three years:

Employer: Resource International, Inc.
Title: Staff Engineer
Dates of Service: May 01, 2018 - July 31, 2019
Responsibilities: Prepared cost estimates, analyzed data, performed engineering calculations and other project related documents for the client. Developed plans, schedules and phases of assigned project work. Conducted field investigations, laboratory testing, and evaluation of respective data. Made design recommendations, adaptations and modifications. Prepared work scope, proposals reports and planned investigations for approval by senior level

professionals. Coordinated with clients and project team in developing scope of services and communicating project progress

Name: Parul Chaudhary

Parul Chaudhary's current primary role is with BR Cold Storage. Parul Chaudhary currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Independent Director
Dates of Service: June 01, 2020 - Present
Responsibilities: Oversee management of the company. Parul does not have any equity in SkillSoniq, and does not get paid a salary by SkillSoniq.
Other business experience in the past three years:

Employer: BR Cold Storage
Title: Senior Manager
Dates of Service: January 01, 2017 - Present
Responsibilities: Manage all tech and HR related aspects of the company, including IT systems, payroll processes and accounting systems. She manages a team of 100+ across Tech, Finance and Accounting

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Percent of class
Common Stock	Abhinav Verma	12,000,000 shares	96.0%

RELATED PARTY TRANSACTIONS

Name of Entity: Abhinav Verma Relationship to Company: Director Nature / amount of interest in the transaction: $19,900 and $11,400 has been loaned to SkillSoniq, Inc., in 2018 and 2019 respectively, by the founder, Abhinav Verma, for operational expenses. Prior to 2018, Abhinav had loaned $36,694 to the company. Shareholders' loans are multiple advances made by the founder shareholder, Abhinav Verma, to provide the business with working capital. The Related Party Notes are non-interest bearing, and payable by the Company ten years from the date of origination. Material Terms: The Related Party Notes are non-interest bearing, and payable by the Company ten years from the date of origination.

OUR SECURITIES

SAFE (Simple Agreement for Future Equity)
The security will convert into Safe preferred stock and the terms of the SAFE (Simple Agreement for Future Equity) are outlined below:
Amount outstanding: $45,700.00
Interest Rate: 0.0%
Discount Rate: 100.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing through issuance of preferred stock at a set premoney valuation

SAFE (Simple Agreement for Future Equity)
The security will convert into Safe preferred stock and the terms of the SAFE (Simple Agreement for Future Equity) are outlined below:
Amount outstanding: $54,436.00
Interest Rate: 0.0%
Discount Rate: 100.0%
Valuation Cap: $5,500,000.00
Conversion Trigger: Equity Financing through issuance of preferred stock at a set premoney valuation

Common Stock
The amount of security authorized is 15,000,000 with a total of 12,050,000 outstanding.

Voting Rights
1 vote per share
Material Rights
The fully diluted shares outstanding (12,500,000) consists of 12,050,000 shares issued, 250,000 shares to be issued pursuant to outstanding stock options granted to early advisors, and 200,000 shares to be issued pursuant to stock options reserved for future issuance.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2019.

[COMPANY NAME]

By   /s/Abhinav Verma
_____

Name   Abhinav Verma
:

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Abhinav Verma, Principal Executive Officer of SkillSoniq, Inc. , hereby certify that the financial statements of SkillSoniq, Inc. included in this Report are true and complete in all material respects.

Abhinav Verma
Principal Executive Officer

SKILLSONIQ, INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
SkillSoniq, Inc.
Lewes, Delaware

We have reviewed the accompanying financial statements of SkillSoniq, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

December 29, 2020
Los Angeles, California

SKILLSONIQ, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	18,250	$	1,770
Accounts receivable		494		1,420
Prepaids and other current assets		-		-
Total current assets		**18,743**		**3,190**
Property and equipment, net		-		-
Total assets	**$**	**18,743**	**$**	**3,190**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	6,228	$	1,462
Total current liabilities		**6,228**		**1,462**
Shareholder loan		**67,994**		**56,594**
Total liabilities		**74,222**		**58,056**
STOCKHOLDERS' EQUITY				
Common Stock		205		205
Retained earnings/(Accumulated Deficit)		(55,684)		(55,071)
Stockholders' equity		**(55,479)**		**(54,866)**
Total liabilities and stockholders' equity	**$**	**18,743**	**$**	**3,190**

See accompanying notes to financial statements.

SKILLSONIQ, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Gross Revenue	$ 367,297	$ 5,882
Freelancer payments	(319,622)	(6,356)
Net Revenue	47,676	(474)
Cost of revenue	475	10
Gross profit	47,201	(484)
Operating expenses		
General and administrative	35,143	17,744
Sales and marketing	12,671	1,852
Total operating expenses	47,814	19,596
Operating income/(loss)	(613)	(20,080)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(613)	(20,080)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (613)**	**$ (20,080)**

For Fiscal Year Ended December 31, 2019 and 2018

(in thousands, $US)	Common Stock		Additional Paid in Capital		Accumulated Deficit		Total Stockholders' Equity	
	Shares	Amount						
Balance—December 31, 2017	2,050,000	$ 205	$	-	$	(34,991)	$	(34,786)
Net income/(loss)	-	-		-		(20,080)		(20,080)
Balance—December 31, 2018	2,050,000	$ 205	$	-	$	(55,071)	$	(54,866)
Issuance of shares	-	-		-		-		-
Net income/(loss)	-	-		-		(613)		(613)
Balance—December 31, 2019	2,050,000	$ 205	$	-	$	(55,684)	$	(55,479)

See accompanying notes to financial statements.

SKILLSONIQ, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(613)	$	(20,080)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		-		-
Changes in operating assets and liabilities:				
Accounts receivable		927		(1,420)
Accounts payable		4,767		1,462
Net cash provided/(used) by operating activities		**5,080**		**(20,038)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		-		-
Shareholder loan		11,400		19,900
Net cash provided/(used) by financing activities		**11,400**		**19,900**
Change in cash		16,480		(138)
Cash—beginning of year		1,770		1,908
Cash—end of year	**$**	**18,250**	**$**	**1,770**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   NATURE OF OPERATIONS

SkillSoniq, Inc. was formed on October 28th, 2016 in the state of Delaware. The financial statements of SkillSoniq, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in the Jersey City, New Jersey.

Companies who use SkillSoniq pay SkillSoniq for services rendered and project hours submitted by freelancers on the SkillSoniq platform, as well as a "Buyout fee" for converting select freelancers from SkillSoniq to their payroll.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31, 2018, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. The company does not currently carry any property and equipment nor intangible assets.

Income Taxes

SkillSoniq, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company will recognize revenues primarily from the sale of its services to its customer base when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company's "Gross Revenue" represents all invoices relating to hours worked by freelancers and buyout fees to be paid by Clients to the Company. "Net Revenue" represents Gross Revenue adjusted for payments made to freelancers who worked for clients of SkillSoniq.

Cost of revenue

Cost of revenue consists of fees for candidate background checks and any other direct costs.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 29, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DEBT

From time to time since inception, the company receives advances/loans from its founder, Abhinav Verma, to cover operational expenses. These loans are non-interest bearing, and are payable by the Company ten years from the date of origination. A s of December 31, 2019 and December 31, 2018, the outstanding balance of these loans is in the amount of $67,994 and $56,594 respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 common shares at $0.0001 par value. As of December 31, 2019, and December 31, 2018, 2,050,000 and 2,050,000 shares of common stocks have been issued and outstanding.

5. SHAREBASED COMPENSATION

In 2016, the Company adopted an equity compensation plan for the purpose of attracting and retaining qualified personnel. Options issued under the plan grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. As of December 31, 2019, options issued, available, and exercised were as follows:

Options Authorized   500,000
Options Issued   200,000 (190,972 options have been vested as of 12/31/19)
Options Available   300,000

The exercise price on all options is $0.0001. All options expire during 2027. In 2018 and 2019, none of the options were exercised. The share-based compensation expense was deemed immaterial.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,		2019		2018
Net Operating Loss	$	(175)	$	(5,723)
Valuation Allowance		175		5,723
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,		2019		2018
Net Operating Loss	$	(15,870)	$	(15,695)
Valuation Allowance		15,870		15,695
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $55,684. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

From time to time since inception, the company receives advances/loans from its founder, Abhinav Verma, to cover operational expenses. These loans are non-interest bearing, and are payable by the Company ten years from the date of origination. As of December 31, 2019 and December 31, 2018, the outstanding balance of these loans is in the amount of $67,994 and $56,594 respectively.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 29, 2020, the date the financial statements were available to be issued.

During 2020, the company completed a Seed Round 1 campaign with Wefunder and issued SAFEs to investors for an aggregate amount of $100,136. SAFEs worth an aggregate amount of $45,700 have a Valuation Cap of $5,000,000 and SAFEs worth an aggregate amount of $54,436 have a Valuation Cap of $5,500,000. All SAFEs have a discount rate of 100%.

On July 2, 2020, the company issued an additional 10,000,000 shares of common stock to its founder, Abhinav Verma.

There have been no other events or transactions during this time which would have a material effect on these financial statements.